[INLAND AMERICAN REAL ESTATE TRUST, INC. LETTERHEAD]

April 7, 2014

Via EDGAR and Email

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Inland American Real Estate, Inc.
Schedule TO
Filed March 14, 2014
File No. 005-85811

Dear Mr. Orlic:

I am writing in response to your letter, dated April 2, 2014, regarding your review on behalf of the U.S. Securities and Exchange Commission (the “Commission”), of the Schedule TO of the above referenced issuer (the “Issuer”). The Commission staff’s comments, as included in that letter, are repeated below in bold type, followed by our responses.

General

1.	Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Accordingly, in the future, please do not refer to the PSLRA in disclosure made in connection with your tender offer. We note for instance the legend contained in Exhibit (a)(ix).

The Company acknowledges the staff’s comment and confirms that it will not refer to the safe harbor provisions of the Private Securities Litigation Reform Act in future tender offer materials.

David L Orlic

Special Counsel

April 7, 2014

What if I participate in the Company’s Distribution Reinvestment Plan and want to tender all my Shares?, page 6

2.	We note the response to prior comment 1. Please amend your schedule to disclose the information contained in the last sentence of the first paragraph of your response. Please also disclose clearly that a security holder can similarly avoid the purchase of fractional shares remaining after any proration, and how this would be accomplished.

The Company has revised the Schedule TO, the Offer to Purchase and the instructions to the Letter of Transmittal to clarify for stockholders the method by which they can avoid tendering shares received through the Company’s Distribution Reinvestment Plan. Please see the revised disclosure in Exhibits (a)(xi) and (a)(xii) to the Schedule TO.

Based on a telephone conversation between the staff and the Company’s outside counsel on April 3, 2014, the Company understands that the staff intended to seek clarification from the Company on its treatment of fractional shares, as described in the Offer to Purchase. The Company advises the staff that it will consider a stockholder to have tendered all of such stockholder’s shares, including fractional shares, to the extent that such stockholder tenders a whole number of shares that, if accepted, would leave such stockholder with only a fractional share. To the extent that a stockholder does not want to tender a fractional share in the offer, such stockholder need only tender a whole number of shares that is less than the number of whole shares which represents every whole share that the stockholder owns. The Company has revised the Offer to Purchase to make explicit the manner by which a stockholder may avoid the tendering of a fractional share. Please see the revised disclosure in Exhibit (a)(xi) to the Schedule TO. Regardless of whether a fractional share is tendered, the Company notes that Maryland law permits the Company to eliminate that fractional share at the Company’s option. Section 2-214(a) of the Maryland General Corporation Law, which is set forth below in relevant part, permits the Company to eliminate fractional shares or purchase them from stockholders at any time.

§ 2-214 of the Maryland General Corporation Law: Fractional shares

(a) In general. — A corporation may, but is not obliged to:

(1) Issue fractional shares of stock;

(2) Eliminate a fractional interest by rounding up to a full share of stock;

(3) Arrange for the disposition of a fractional interest by the person entitled to it;

David L Orlic

Special Counsel

April 7, 2014

(4) Pay cash for the fair value of a fractional share of stock determined as of the time when the person entitled to receive it is determined; or

(5) Issue scrip or other evidence of ownership which:

(i) Entitles its holder to exchange scrip or other evidence of ownership aggregating a full share for a certificate which represents the share; and

(ii) Unless otherwise provided, does not entitle its holder to exercise voting rights, receive dividends, or participate in the assets of the corporation in the event of liquidation.

Plans and Proposals, page 23

3.	We note the response to prior comment 4. Please confirm in your response that you have included in the offering document all material information with respect to the offer, disregarding any incorporation by reference to previously filed documents.

The Company confirms to the staff that it has included in the offering document all material information with respect to the offer, disregarding any incorporation by reference to previously filed documents.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to the Schedule TO in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing. Also, please advise whether the Staff has any additional comments to the Schedule TO.

Very truly yours,

INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Scott W. Wilton

Scott W. Wilton

Executive Vice President and General Counsel